Filed by United National Group, Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

PRESS RELEASE

Release Date: December 15, 2004

A.M. BEST AFFIRMS A (EXCELLENT) IX RATINGS FOR
UNITED NATIONAL GROUP, LTD.’S U.S. SUBSIDIARIES AND
ASSIGNS RATINGS FOR NON-U.S. SUBSIDIARIES

George Town, Grand Cayman, Cayman Islands, December 15, 2004 – United National Group, Ltd. (Nasdaq: UNGL) today announced that A.M. Best has affirmed, with a stable outlook, the ratings of its U.S. insurance company subsidiaries and assigned ratings to its non-U.S. subsidiaries-Wind River Insurance Company, Ltd. (Bermuda) and Wind River Insurance Company (Barbados) Ltd.

The A.M. Best A (Excellent) IX rating for the U.S. insurance companies, United National Insurance Company, Diamond State Insurance Company, United National Specialty Insurance Company and United National Casualty Insurance Company, had been placed under review with developing implications following the announcement of the proposed business combination of UNGL and Penn-America Group, (NYSE: PNG), and Penn Independent Corporation. A.M. Best has advised UNGL that it has removed these ratings from being under review and that the A (Excellent) IX rating of the U.S. insurance companies has been affirmed with a stable outlook.

A.M. Best has assigned an A (Excellent) IX rating for Wind River Insurance Company (Barbados) Ltd. and an A — (Excellent) VII rating for Wind River Insurance Company, Ltd. (Bermuda). Each rating was assigned with a stable outlook. These assigned ratings will enable our non-U.S. operations to gain additional opportunities in their areas of expertise and to pursue additional state insurance department approvals.

The proposed business combination with Penn-America Group and Penn Independent Company is expected to close in the first quarter of 2005, subject to pending regulatory and shareholder approvals and the satisfaction of other closing conditions. Upon closing UNGL will be renamed United America Indemnity, Ltd.

About United National Group, Ltd.:
United National Group, Ltd. is a holding company formed under the laws of the Cayman Islands that, through its wholly-owned operating subsidiaries, is a specialty property and casualty insurer with a 44-year operating history in the specialty insurance markets. Its U.S.

insurance subsidiaries are either licensed or authorized to write surplus lines or specialty admitted business in all states. Its non-U.S. operations consist of recently formed Barbados-based and Bermuda-based insurance companies.

Safe Harbor statement:

This release contains forward-looking information about United National Group, Ltd. that are intended to be covered by the safe harbor for forward looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,’’ “project,” “plan,’’ “seek,” “intend,’’ or “anticipate’’ or the negative thereof or comparable terminology, or by discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of the transactions, and statements about future performance, operations, products and services of United National Group, Ltd.

United National Group, Ltd.’s business and operations are subject to a variety of risks, and uncertainties and other factors. Consequently, actual results may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results to differ from those projected include, but are not limited to, the following: (1) ineffectiveness of United National Group, Ltd.’s business strategy due to changes in current or future market conditions, (2) the effects of competitors’ pricing policies, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products, (3) greater frequency or severity of claims and loss activity than United National Group, Ltd.’s underwriting, reserving or investment practices have anticipated, (4) decreased level of demand for United National Group, Ltd.’s insurance products or increased competition due to an increase in capacity of property and casualty insurers, (5) risks inherent in establishing loss and loss adjustment expense reserves, (6) uncertainties relating to the financial ratings of United National Group, Ltd.’s insurance subsidiaries, (7) uncertainties relating to the cyclical nature of United National Group, Ltd.’s business, (8) the risk that reinsurers may not be able to fulfill obligations and (9) uncertainties relating to governmental and regulatory policies. The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in United National Group, Ltd.’s Annual report on Form 10-K for the fiscal year ended December 31, 2003. United National Group, Ltd. makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

Additional Information:

United National has filed a registration statement on Form S-4 in connection with the transaction, and United National and Penn-America intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Investors and security holders of United National and Penn-America are urged to read the preliminary joint proxy statement/prospectus because it contains important information about United National, Penn-America and the transaction. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus at the SEC’s web site at www.sec.gov. A free copy of the preliminary joint proxy statement/prospectus may also be obtained from United National or Penn-America. United National and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of United National and Penn-America in favor of the transaction. Information regarding the interests of United National’s officers and directors in the transaction is included in the preliminary joint proxy statement/prospectus. Penn-America and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of United National and Penn-America in favor of the transaction. Information regarding the interests of Penn-America’s officers and directors in the transaction is included in the preliminary joint proxy statement/prospectus. In addition to the registration statement on Form S-4 filed by United National in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the shareholders of United National and Penn-America in connection with the transaction, each of United National and Penn-America file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by United National and Penn-America with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from United National or Penn-America.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact:
Kevin L. Tate
Chief Financial Officer
United National Group, Ltd.
Phone: 610-660-6816